1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 31, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/8/31

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Financial Statements for the Six Months Ended June 30, 2006 and 2005 and Independent Auditor’s Report -ROC GAAP

2.	Financial Statements as of December 31, 2005 and June 30, 2006 (Unaudited) and for Three Months and Six Months Ended June 30, 2005 and 2006 (Unaudited) -US GAAP

3.	Press Release on 8/31/2006

Exhibit 1

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Six Months Ended June 30, 2006 and 2005 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2006 and 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for the six months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the six months then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 4 to the financial statements, the Company completed its privatization on August 12, 2005 and the accounts before privatization were subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2004 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

As stated in Note 3 to the financial statements, on January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (SFAS No. 34) and No. 36 “Disclosure and Presentation for Financial Instruments” (SFAS No. 36) and related revisions of previously released standards.

August 11, 2006

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2006		2005
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 5)	$63,206,044	14	$51,393,824	11
Available-for-sale financial assets (Notes 2, 3 and 6)	15,956,060	3	14,518,307	3
Trade notes and accounts receivable, net of allowance for doubtful receivable of $3,477,198 in 2006 and $3,888,224 in 2005 (Notes 2, 7 and 24)	11,554,156	3	12,605,536	3
Other current monetary assets (Note 8)	5,144,291	1	1,752,041	—
Inventories, net (Notes 2 and 9)	1,327,869	—	1,198,713	—
Deferred income taxes (Notes 2 and 21)	1,643,059	—	12,519,259	2
Other current assets (Note 10)	3,043,387	1	4,143,460	1

Total current assets	101,874,866	22	98,131,140	20

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 11)	1,482,548	—	1,493,175	—
Financial assets carried at cost (Notes 2, 3 and 12)	1,866,280	—	2,605,956	1
Other monetary assets (Notes 3,13 and 25)	2,000,000	1	2,000,000	—

Total investment	5,348,828	1	6,099,131	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 14 and 24)
Cost
Land	100,892,410	22	101,929,974	21
Land improvements	1,477,700	—	1,460,144	—
Buildings	58,623,832	13	56,589,274	12
Machinery and equipment	21,741,975	5	22,004,380	5
Telecommunications network facilities	629,229,969	134	622,009,585	128
Miscellaneous equipment	2,003,154	—	2,057,414	—

Total cost	813,969,040	174	806,050,771	166
Revaluation increment on land	5,945,551	1	5,951,340	1

	819,914,591	175	812,002,111	167
Less: Accumulated depreciation	496,019,519	106	473,260,856	97

	323,895,072	69	338,741,255	70
Construction in progress and advances related to acquisitions of equipment	25,247,771	5	28,554,197	6

Property, plant and equipment, net	349,142,843	74	367,295,452	76

INTANGIBLE ASSETS
3G concession (Note 2)	9,357,610	2	10,106,219	2
Deferred pension cost (Notes 2 and 23)	—	—	1,737,314	1
Patents and computer software, net (Note 2)	173,000	—	176,446	—

Total intangible assets	9,530,610	2	12,019,979	3

OTHER ASSETS
Idle assets (Note 2)	929,256	—	—	—
Refundable deposits	1,557,287	1	1,354,325	—
Deferred income taxes (Notes 2 and 21)	417,868	—	—	—
Other	527,388	—	340,634	—

Total other assets	3,431,799	1	1,694,959	—

TOTAL	$469,328,946	100	$485,240,661	100

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable (Note 24)	$7,720,937	2	$10,569,719	2
Income tax payable (Notes 2 and 21)	4,838,905	1	5,701,198	1
Accrued expenses (Notes 15 and 24)	14,646,373	3	12,645,154	3
Accrued pension liabilities (Notes 2 and 23)	—	—	2,013,198	1
Dividends payable (Note 18)	40,659,617	9	45,344,307	9
Current portion of long-term loans (Note 17)	300,000	—	200,000	—
Other current liabilities (Notes 16 and 24)	15,993,753	3	18,511,667	4

Total current liabilities	84,159,585	18	94,985,243	20

LONG-TERM LIABILITIES
Long-term loans (Note 17)	—	—	300,000	—
Deferred income	674,602	—	336,008	—

Total long-term liabilities	674,602	—	636,008	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 14)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	368,025	—	—	—
Customers’ deposits	6,878,193	2	5,721,911	1
Other	130,312	—	216,018	—

Total other liabilities	7,376,530	2	5,937,929	1

Total liabilities	92,305,703	20	101,654,166	21

STOCKHOLDERS’ EQUITY
Common capital stock -$10 par value;
Authorized: 12,000,000 thousand shares in 2006; 9,647,725 thousand shares in 2005
Issued: 9,455,725 thousand shares in 2006; 9,647,725 thousand shares in 2005	94,557,249	20	96,477,249	20

Preferred stock $10 par value	—	—	—	—

Stock dividend to be issued	2,121,202	—	—	—

Capital surplus:
Paid-in capital in excess of par value	210,260,235	45	214,529,603	44
Donations	13,170	—	13,170	—

Total capital surplus	210,273,405	45	214,542,773	44

Retained earnings:
Legal reserve	44,037,765	9	39,272,477	8
Special reserve	2,680,184	1	2,680,184	1
Unappropriated earnings	17,280,390	4	24,763,066	5

Total retained earnings	63,998,339	14	66,715,727	14

Other adjustments
Cumulative translation adjustments	(3,683)	—	(5,607)	—
Unrealized gain on financial instruments	226,166	—	—	—
Capital surplus from revaluation of land	5,850,565	1	5,856,353	1

Total other adjustments	6,073,048	1	5,850,746	1

Total stockholders’ equity	377,023,243	80	383,586,495	79

TOTAL	$469,328,946	100	$485,240,661	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2006)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2006		2005
	Amount	%	Amount	%

SERVICE REVENUES (Note 24)	$90,594,341	100	$89,719,082	100

COSTS OF SERVICES (Note 24)	45,601,157	51	45,836,600	51

GROSS PROFIT	44,993,184	49	43,882,482	49

OPERATING EXPENSES
Marketing	12,219,549	13	12,017,291	13
General and administrative	1,600,521	2	1,511,035	2
Research and development	1,580,588	2	1,608,047	2

Total operating expenses	15,400,658	17	15,136,373	17

INCOME FROM OPERATIONS	29,592,526	32	28,746,109	32

OTHER INCOME
Penalties income	829,833	1	516,405	1
Income from sale of scrap inventories	424,454	1	201,333	—
Interest	314,434	—	215,551	—
Dividends income	31,776	—	57,881	—
Equity in earnings of equity investees	682	—	64,982	—
Foreign exchange gain, net	—	—	349,450	—
Other	193,802	—	437,995	1

Total other income	1,794,981	2	1,843,597	2

OTHER EXPENSES
Special termination benefit under early retirement program	2,302,035	3	—	—
Foreign exchange loss, net	70,857	—	—	—
Losses on disposal of property, plant and equipment	65,794	—	27,977	—
Interest	1,413	—	941	—
Valuation loss on financial instruments, net	—	—	13,862	—
Other	395,736	—	725,750	1

Total other expenses	2,835,835	3	768,530	1

INCOME BEFORE INCOME TAX	28,551,672	31	29,821,176	33

INCOME TAX (Notes 2 and 21)	6,364,399	7	5,492,809	6

NET INCOME	$22,187,273	24	$24,328,367	27

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Except Basic Net Income Per Share Data)

	2006		2005
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE
Basic net income per share (Notes 2 and 22)	$2.93	$2.28	$3.02	$2.47

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2006)	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

	Common Capital Stock		Preferred Stock			Capital Surplus (Notes 18)		Retained Earnings (Notes 18 and 19)			Other Adjustments (Notes 2, 3 and 14)
	Shares (Thousands)	Amount	Shares (Thousands)	Amount	Stock Dividend to be Issued	Paid-in Capital in Excess of Par Value	Donations	Legal Reserve	Special Reserve	Unappropriated Earnings	Cumulative Translation Adjustments	Unrealized Gain on Financial Instruments	Capital Surplus from Revaluation of Land	Treasury Stock (Notes 2 and 19)	Total Stockholders’ Equity

BALANCE, JANUARY 1, 2006	9,647,725	$96,477,249	—	$—	$—	$214,529,603	$13,170	$39,272,477	$2,680,184	$48,087,583	$(2,942)	$—	$5,850,864	$—	$406,908,188

Effect of adopting the SFAS No.34	—	—	—	—	—	—	—	—	—	—	—	51,675	—	—	51,675

Issuance of preferred stock at par value of NT$10 - 2 shares (Note 18)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Reclassification of capital surplus from revaluation upon disposal of land to income	—	—	—	—	—	—	—	—	—	—	—	—	(299)	—	(299)

Appropriations of prior years earnings
Legal capital reserve	—	—	—	—	—	—	—	4,765,288	—	(4,765,288)	—	—	—	—	—
Cash dividend - NT$4.3 per share	—	—	—	—	—	—	—	—	—	(40,659,617)	—	—	—	—	(40,659,617)
Stock dividend - NT$0.2 per share	—	—	—	—	1,891,145	—	—	—	—	(1,891,145)	—	—	—	—	—
Employees’ profit sharing -cash	—	—	—	—	—	—	—	—	—	(230,057)	—	—	—	—	(230,057)
Employees’ profit sharing - dividends	—	—	—	—	230,057	—	—	—	—	(230,057)	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	(15,337)	—	—	—	—	(15,337)

Net income for the six months ended June 30, 2006	—	—	—	—	—	—	—	—	—	22,187,273	—	—	—	—	22,187,273

Cumulative translation adjustment for foreign-currency investments in uncon solidated companies	—	—	—	—	—	—	—	—	—	—	(741)	—	—	—	(741)

Treasury stock repurchased by the Company - 192,000 thousand common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,392,333)	(11,392,333)

Retirement treasury stock - 192,000 thousand common shares (Note 19)	(192,000)	(1,920,000)	—	—	—	(4,269,368)	—	—	—	(5,202,965)	—	—	—	11,392,333	—

Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—	—	—	174,491	—	—	174,491

BALANCE, JUNE 30, 2006	9,455,725	$94,557,249	—	$—	$2,121,202	$210,260,235	$13,170	$44,037,765	$2,680,184	$17,280,390	$(3,683)	$226,166	$5,850,565	$—	$377,023,243

BALANCE, JANUARY 1, 2005 (AS ADJUSTED, Note 4)	9,647,725	$96,477,249	—	$—	$—	$214,538,597	$13,170	$39,272,477	$2,680,184	$434,699	$(4,765)	$—	$5,740,185	$—	$359,151,796

Net transfer of property, plant and equipment to National Properties Bureau and other government agencies	—	—	—	—	—	(8,994)	—	—	—	—	—	—	(28)	—	(9,022)

Adjustment to property tax reserve in connection with land appreciation	—	—	—	—	—	—	—	—	—	—	—	—	116,196	—	116,196

Net income for the six months ended June 30, 2005	—	—	—	—	—	—	—	—	—	24,328,367	—	—	—	—	24,328,367

Cumulative translation adjustment for foreign-currency investments in un consolidated companies	—	—	—	—	—	—	—	—	—	—	(842)	—	—	—	(842)

BALANCE, JUNE 30, 2005	9,647,725	$96,477,249	—	$—	$—	$214,529,603	$13,170	$39,272,477	$2,680,184	$24,763,066	$(5,607)	$—	$5,856,353	$—	$383,586,495

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2006)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$22,187,273	$24,328,367
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	320,723	459,270
Depreciation and amortization	20,581,559	20,603,978
Valuation loss on financial instruments, net	—	13,862
Loss (gain) on sale of financial assets, net	17,549	(67,744)
Losses on disposal of property, plant and equipment, net	64,485	27,977
Equity in earnings of equity investees	(682)	(64,982)
Dividends received from equity investees	42,331	—
Deferred income taxes	346,338	(229,298)
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	965,228	928,483
Other current monetary assets	561,347	(238,757)
Inventories	880,597	43,705
Other current assets	(1,796,351)	(3,479,333)
Increase (decrease) in:
Trade notes and accounts payable	(2,699,363)	(3,717,390)
Income tax payable	4,822,355	671,540
Accrued expenses	(880,574)	(1,686,561)
Other current liabilities	484,526	1,221,322
Accrued pension liabilities	368,025	(497,581)
Deferred income	356,074	(25,121)

Net cash provided by operating activities	46,621,440	38,291,737

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(2,986,894)	(17,352,766)
Proceeds from disposal of available-for-sale financial assets	1,841,468	12,002,854
Acquisitions of property, plant and equipment	(11,947,382)	(9,791,919)
Proceeds from disposal of property, plant and equipment	6,472	1,364
Increase of intangible assets	(57,293)	(42,611)
Increase in other assets	(62,824)	(45,892)

Net cash used in investing activities	(13,206,453)	(15,228,970)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	(200,000)	(200,000)
Decrease in customers’ deposits	(430,305)	(764,473)
Increase (decrease) in other liabilities	(76,973)	12,719
Increase in treasury stock	(11,392,333)	—

Net cash used in financing activities	(12,099,611)	(951,754)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars)

	2006	2005
NET INCREASE IN CASH AND CASH EQUIVALENTS	$21,315,376	$22,111,013

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,890,668	29,282,811

CASH AND CASH EQUIVALENTS, END OF PERIOD	$63,206,044	$51,393,824

SUPPLEMENTAL INFORMATION
Interest paid	$1,413	$941

Income tax paid	$78,363	$5,050,567

NON-CASH FINANCING ACTIVITIES
Dividend payable	$40,659,617	$45,344,307

Current portion of long-term loans	$300,000	$200,000

Adjustment to property tax reserve in connection with land appreciation	$—	$116,196

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 11, 2006)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The numbers of employees as of June 30, 2006 and 2005 are 25,407 and 27,984, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with relevant regulations (applied before August 12, 2005), regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Presentation

As a stated-owned company before August 12, 2005 (privatization date), the accounts of the Company are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the Ministry of Auditing (MOA) (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2004 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, or sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. The accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

The basis for determining the fair value of financial instruments is as follows: List stocks, closing prices as of balance sheet date; open-end bond mutual funds, net assets value as of balance sheet date; bonds, quotes in the OTC market as of balance sheet date; financial instruments without active market, fair value are estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Cash dividends are recognized as investment income upon the grant day but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new number of shares.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced, with the related impairment loss charged to current income.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

The Company adopted ROC Financial Accounting Standards No. 35, “Accounting for the Impairment of Long-lived Assets” on December 31, 2004.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to shareholder’s equity-other adjustments from revaluation under the heading shareholder’s equity-other adjustments from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to vendors that sell handsets to customers who subscribe to services as an inducement to enter into a service contract are charged to income as incurred.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is record and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.    Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity; and

b.    Financial assets and liabilities - credited or charged to current income.

3. REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (SFAS No. 34) and No. 36 “Disclosure and Presentation for Financial Instruments” (SFAS No. 36) and related revisions of previously released SFASs.

a.    Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets as adjustments to stockholders’ equity were recognized.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as a Separate Component of Stockholders’ Equity
Available-for-sale financial assets	$51,675

For the six months ended June 30, 2006, the adoption of the newly released SFASs had no impact on net income after income tax and basic earnings per share.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the six months ended June 30, 2005 were reclassified to conform to the financial statements as of and for the six months ended June 30, 2006. The previous issued financial statements as of and for the six months ended June 30, 2005 are not required to be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

Short-term investments

Short-term investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investments sold are determined using the moving weighted-average method.

Certain accounts in the financial statements as of and for the six months ended June 30, 2005 have been reclassified to conform to the classifications prescribed by the newly released and revised SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheets

Short-term investments	$14,518,307	$—
Fund	2,000,000	—
Long-term investments accounted for using cost method	2,605,956	—
Available-for-sale financial assets-current	—	14,518,307
Financial assets carried at cost - noncurrent	—	2,605,956
Other noncurrent monetary assets	—	2,000,000

	$19,124,263	$19,124,263

(Continued)

	Before Reclassification	After Reclassification
Statements of operations

Reversal of allowance on short-term investments	$13,862	$—
Valuation loss on financial instruments, net	—	13,862

	$13,862	$13,862

Statements of cash flows

Cash flows from operating activities
Gain on sale of short-term investments	$(67,744)	$—
Unrealized valuation loss on short-term investments	13,862	—
Valuation loss on financial instruments, net	—	13,862
Gain on sale of financial assets, net	—	(67,744)

	(53,882)	(53,882)

Cash flows from investing activities
Acquisition of short-term investment, net	(5,349,912)	—
Acquisition of available-for-sale financial assets	—	(17,352,766)
Proceeds from disposal of available-for-sale financial assets	—	12,002,854

	(5,349,912)	(5,349,912)

	$(5,403,794)	$(5,403,794)

(Concluded)

4. ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The Company’s financial statements for the year ended December 31, 2004 have been examined by the Executive Yuan and the Ministry of Audit of the Control Yuan (government agencies), and the resulting adjustments had been recorded retroactively as of December 31, 2004. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheets

Assets
Current assets	$67,893,025	$(31,407)	$67,861,618
Investments in unconsolidated companies and Funds	6,034,991	—	6,034,991
Property, plant and equipment, net	379,483,488	—	379,483,488
Intangible assets	11,630,126	—	11,630,126
Other assets	2,127,067	—	2,127,067

Total assets	$467,168,697	$(31,407)	$467,137,290

(Continued)

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Liabilities
Current liabilities	$55,213,108	$45,319,914	$100,533,022
Long-term liabilities	861,129	—	861,129
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	6,380,161	—	6,380,161

Total liabilities	62,665,580	45,319,914	107,985,494

Total stockholders’ equity	404,503,117	(45,351,321)	359,151,796

Total liabilities and stockholders’ equity	$467,168,697	$(31,407)	$467,137,290

Statement of operations

Service revenues	$182,562,682	$—	$182,562,682
Costs of services	92,951,836	7,974	92,959,810
Operating expenses	29,947,953	1,377	29,949,330
Other income	2,743,037	—	2,743,037
Other expenses	1,644,048	—	1,644,048
Income before income tax	60,761,882	(9,351)	60,752,531
Income tax	10,891,570	(2,337)	10,889,233
Net income	49,870,312	(7,014)	49,863,298

The adjustments made by the government agencies that increased income before income tax by $9,351 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. The increase to current liabilities of $45,319,914 thousand and the decrease to total stockholders’ equity of $45,351,321 thousand were due to the appropriations of 2004 earnings recorded by the MOA.

5. CASH AND CASH EQUIVALENTS

	June 30
	2006	2005
Cash
Cash on hand	$87,770	$97,203
Cash in banks	4,132,744	2,729,045
Negotiable certificate of deposit, annual yield rate - ranging from 1.00%-1.95% and 1.18%-1.30% for 2006 and 2005, respectively	13,802,500	15,100,000

	18,023,014	17,926,248
Cash equivalents
Commercial paper purchased, annual yield rates - ranging from 1.15%-1.18% and 1.17%-1.20% for 2006 and 2005, respectively	45,183,030	33,467,576

	$63,206,044	$51,393,824

6. AVAILABLE-FOR-SALES FINANCIAL ASSETS

	June 30
	2006	2005
Open-end bond mutual funds	$15,822,206	$14,198,283
Real estate investment trust fund	114,300	100,700
List stocks	19,554	25,034
Principal guarantee notes	—	194,290

	$15,956,060	$14,518,307

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2006	2005
Balance, beginning of period	$3,604,605	$4,473,433
Provision for doubtful accounts	319,620	456,349
Accounts receivable written off	(447,027)	(1,041,558)

Balance, end of period	$3,477,198	$3,888,224

8. OTHER CURRENT MONETARY ASSETS

	June 30
	2006	2005
Tax refund receivable	$3,221,136	$—
Other receivable	1,923,155	1,752,041

	$5,144,291	$1,752,041

9. INVENTORIES, NET

	June 30
	2006	2005
Supplies	$1,110,087	$1,187,780
Work in process	40,263	10,933
Merchandise	14,685	—
Materials in transit	162,834	—

	$1,327,869	$1,198,713

The insurance coverage on inventories as of June 30, 2006 and 2005 amounted to $965,712 thousand and $1,213,989 thousand, respectively.

10. OTHER CURRENT ASSETS

	June 30
	2006	2005
Prepayments	$2,904,909	$4,019,587
Miscellaneous	138,478	123,873

	$3,043,387	$4,143,460

11. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2006		2005
	Carrying Value	% of Owner ship	Carrying Value	% of Owner Ship
Equity investee:
Chunghwa Investment (“CHI”)	$963,922	49	$925,719	49
Taiwan International Standard Electronics (“TISE”)	518,626	40	567,456	40
New Prospect Investments Holdings, Ltd. (“NPIH”)	—	100	—	—
Prime Asia Investments Group, Ltd. (“PAIG”)	—	100	—	—

	$1,482,548		$1,493,175

The Company has established New Prospect Investments Holdings Ltd. B.V.I and Prime Asia Investments Group Ltd. B.V.I in March, 2006, both holding companies are operating as investment companies and Chungwa has 100% ownership right in an amount of US$1 in each holding company.

The carrying values of the equity investees and the equity in their net losses and net income as of and for the six months ended June 30, 2006 and 2005 are based on audited financial statements.

12. FINANCIAL ASSETS CARRIED AT COST

	June 30
	2006		2005
	Carrying Value	% of Owner ship	Carrying Value	% of Owner Ship
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$2,529,206	12
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	$1,866,280		$2,605,956

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

The Company identified an impairment indicator and determined the investment in TFC was impaired due to an adverse change in the market condition of the industry in which TFC operates as of December 31, 2005. The Company recognized an other-than-temporary impairment loss of $739,676 thousand in 2005.

13. OTHER NONCURRENT MONETARY ASSETS

	June 30
	2006	2005
Fixed - Line Fund	$1,000,000	$1,000,000
Piping Fund	1,000,000	1,000,000

	$2,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed—Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects. The funds will be proportionally allocated their assets to their contributors. If the balance of the Fixed Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

14. PROPERTY, PLANT AND EQUIPMENT

	June 30
	2006	2005
Cost
Land	$100,892,410	$101,929,974
Land improvements	1,477,700	1,460,144
Buildings	58,623,832	56,589,274
Machinery and equipment	21,741,975	22,004,380
Telecommunications network facilities	629,229,969	622,009,585
Miscellaneous equipment	2,003,154	2,057,414

Total cost	813,969,040	806,050,771
Revaluation increment on land	5,945,551	5,951,340

	819,914,591	812,002,111

Accumulated depreciation
Land improvements	780,935	725,184
Buildings	13,753,731	12,736,584
Machinery and equipment	16,279,217	15,633,885
Telecommunications network facilities	463,466,682	442,409,554
Miscellaneous equipment	1,738,954	1,755,649

	496,019,519	473,260,856

Construction in progress and advances related to acquisitions of equipment	25,247,771	28,554,197

Property, plant and equipment-net	$349,142,843	$367,295,452

Pursuant to the related regulations, the Company revalued its land owned as of April 30, 2000 based on the publicly announced values as of July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments.

Depreciation on property, plant and equipment for the years ended June 30, 2006 and 2005 amounted to $20,104,132 thousand and $20,407,512 thousand, respectively. No interest expense was capitalized for the six months ended June 30, 2006 and 2005.

The insurance coverage on property, plant and equipment as of June 30, 2006 and 2005 aggregated in the amount of $3,661,695 thousand and $2,294,560 thousand, respectively.

15. ACCRUED EXPENSES

	June 30
	2006	2005
Accrued salary and compensation	$9,589,569	$9,227,385
Accrued franchise fees	1,207,665	1,237,201
Other accrued expenses	3,849,139	2,180,568

	$14,646,373	$12,645,154

16. OTHER CURRENT LIABILITIES

	June 30
	2006	2005
Advances from subscribers	$4,740,846	$4,606,859
Amounts collected in trust for others	3,960,462	4,207,821
Payables to equipment suppliers	3,179,947	3,838,658
Other payables	1,310,388	1,312,668
Payables to constructors	963,436	1,198,097
Refundable customers’ deposits	941,755	2,775,821
Miscellaneous	896,919	571,743

	$15,993,753	$18,511,667

17. LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30
	2006	2005
Loan from the Fixed - Line Fund	$300,000	$500,000
Less: Current portion of long-term loans	300,000	200,000

	$—	$300,000

The loan amount of NT$0.7 billion from the Fixed - Line Fund was obtained pursuant to a long-term loan agreement with the Fixed - Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of NT$1 billion until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT $0.3 billion) starting on March 12, 2005.

As of June 30, 2006, the Company had unused credit lines totaling approximately $33,729,000 thousand, which are available for short-term and long-term borrowings.

18. STOCKHOLDERS’ EQUITY

Under the revised Company’s Articles of Incorporation dated May 30, 2006, the Company’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,455,724,900 shares, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of June 30, 2006, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.    Exercise their voting rights;

b.    Sell their ADSs; and

c.    Receive dividends declared and subscribe to the issuance of new shares.

As of June 30, 2006, the outstanding ADSs were 246,043 thousand units and represented 26.02% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.    The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.    The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.    The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.    The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: a. from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; b. no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting; and c. cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Company requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the company have been approved and resolved by the stockholders on May 30, 2006 as follows:

	Appropriation and Distribution
	Amount	Dividend Per Share
Legal reserve	$4,765,288	$—
Cash dividends	40,659,617	4.3
Stock dividends	1,891,145	0.2
Employee bonus - cash	230,057	—
Employee bonus - stock	230,057	—
Remuneration to board of directors and supervisors	15,337	—

	$47,791,501	$4.5

The appropriation and distributions of the 2004 earnings of the Company have been approved and resolved by the stockholders on June 21, 2005, for special reserve of $4,243 thousand, 10% legal reserve of $4,987,031 thousand and cash dividends of $45,344,307 thousand ($4.7 per share). After examination by the MOA, 10% legal reserve was decreased $701 thousand, from $4,987,031 thousand to $4,986,330 thousand. The appropriation and distributions adjustments have been recorded retroactively as of December 31, 2004 in accordance with the applicable government regulations. (See Note 4).

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

19. TREASURY STOCK

		(In Thousands of Shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of June 30, 2006
To improve the Company’s financial condition and utilize excess funds	—	192,000	192,000	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

Treasury stock shall not be pledged, nor may stockholder’s rights be enjoyed before transfer in compliance with Securities and Exchange Law of the ROC.

The Company repurchased of treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, the company cancelled the treasury stock by reducing common stock of $1,920,000 thousand, additional paid - in capital of $4,269,368 thousand and retained earnings of $5,202,965 thousand.

20. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$6,708,557	$4,182,893	$10,891,450
Insurance	291,560	179,858	471,418
Pension	992,999	634,009	1,627,008
Other compensation	3,970,186	2,441,459	6,411,645

	11,963,302	7,438,219	19,401,521
Depreciation expense	18,995,298	1,108,834	20,104,132
Amortization expense	425,967	51,460	477,427

	$31,384,567	$8,598,513	$39,983,080

	Six Months Ended June 30, 2005
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$7,817,833	$4,808,808	$12,626,641
Insurance	289,692	186,218	475,910
Pension	1,417,963	880,180	2,298,143
Other compensation	2,903,717	1,760,618	4,664,335

	12,429,205	7,635,824	20,065,029
Depreciation expense	19,247,995	1,159,517	20,407,512
Amortization expense	135,663	53,826	189,489

	$31,812,863	$8,849,167	$40,662,030

21. INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Six Months Ended June 30
	2006	2005
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$7,137,908	$7,455,284
Deduct tax effects of:
Permanent differences	(79,966)	(99,536)
Temporary differences	(1,336,065)	(152,696)
Investment tax credits	(882,114)	(1,518,053)

Income tax payable	$4,839,763	$5,684,999

b.	Income tax expense consists of the following:

	Six Months Ended June 30
	2006	2005
Income tax payable	$4,839,763	$5,684,999
Income tax - separated	60,946	41,858
Income tax - deferred	1,353,084	(229,298)
Adjustments of prior years’ income tax	110,606	(4,750)

	$6,364,399	$5,492,809

c.	Net deferred income tax assets (liabilities) consists of the following:

	June 30
	2006	2005
Current
Deferred income tax assets:
Investment tax credits	$1,562,913	$—
Provision for doubtful accounts	254,672	302,845
Accrued pension cost	—	12,507,506
Other	80,782	85,717

	1,898,367	12,896,068
Less: Valuation allowance	(254,672)	(302,845)

	1,643,695	12,593,223
Deferred income tax liability:
Unrealized foreign exchange gain	(636)	(73,964)

Net deferred income tax assets	$1,643,059	$12,519,259

Noncurrent deferred income tax assets:
Accrued pension cost	$332,002	$—
Losses on impairment	85,866	—

	$417,868	$—

d.    As of June 30, 2006, investment tax credits consists of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of automated machinery and equipment	$995,489	$843,449	2009
		189,190	189,190	2010
	Research and development expenditure	254,501	254,501	2010
	Personnel training	73,278	73,278	2010
Statute for Upgrading Recovery of 921 Earthquake	Investment in disaster areas	146,025	146,025	2009
		56,470	56,470	2010

		$1,714,953	$1,562,913

e.    The related information under the Integrated Income Tax System is as follows:

	June 30
	2006	2005
Balance of Imputation Credit Account (ICA)	$3,314,620	$11,364,834

The estimated ICA rate for the year ended December 31, 2005 and the actual ICA rate for the year ended December 31, 2004 were 6.89% and 22.49%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of December 31, 2005 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

f.    Undistributed earnings information

As of June 30, 2006 and 2005, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero.

Income tax returns through the year ended December 31, 2004 had been examined by the tax authorities.

22. EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Six months ended June 30, 2006
Net income	$28,551,672	$22,187,273

Basic net income per share			9,740,368	$2.93	$2.28

Six months ended June 30, 2005
Net income	$29,821,176	$24,328,367

Basic net income per share			9,859,845	$3.02	$2.47

The impact of stock dividends was considered in calculating basic and diluted net income per share for 2005. The basic EPS income before income tax and net income in 2005 would have decreased from NT$3.09 to NT$3.02 and from NT$2.52 to NT$2.47, respectively.

23. PENSION PLAN

The Company has different pension plans for its employees depending on their classifications before privatization. In general, the employees’ pension entitlement was based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

Before privatization, the funding of the pension plan for employees classified as staff was based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund was administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. As of June 30, 2006, the remaining balance of funds to be disbursed to employees on behalf of the MOTC and transferred to Privatization Fund amounted to NT$501 million.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The balance of the Company’s plan assets subject to defined benefit plan were $2,183,922 thousand and $1,049,791 thousand as of June 30, 2006 and 2005, respectively.

Pension costs amounted to $1,699,345 thousand ($1,678,987 thousand subject to defined benefit plan and $20,358 thousand subject to defined contribution plan) and $2,409,284 thousand for the six months ended June 30, 2006 and 2005, respectively.

24. TRANSACTIONS WITH RELATED PARTIES

The Company was a state-owned enterprise and the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a. The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee

Chunghwa System Integration (“CSI”)	Subsidiary of equity - accounted investee

Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of equity - accounted investee

Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of equity - accounted investee

b. Significant transactions with the above related parties are summarized as follows:

	June 30
	2006		2005
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
CHTG	$24,690	—	$—	—
CHPT	1,839	—	—	—

	$26,529	—	$—	—

2) Payables

Trade notes and accounts payable
CSI	$74,658	—	$—	—
TISE	14,578	—	—	—
CHTG	8,220	—	—	—

	$97,456	—	$—	—

Accrued expense
TISE	$46,496	—	$47,953	—
CHTG	16,307	—	—	—
CSI	956	—	—	—

	$63,759	—	$47,953	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$251,480	—	$3,478	—

	Six Months Ended June 30
	2006		2005
	Amount	%	Amount	%
3) Service revenues
CHTG	$52,401	—	$—	—
CHPT	10,461	—	—	—

	$62,862	—	$—	—

4) Costs of services
TISE	$249,215	—	$69,325	—
CSI	83,212	—	15,317	—
CHTG	59,207	—	—	—

	$391,634	—	$84,642	—

5) Acquisition of properties
TISE	$239,504	2	$306,062	3
CSI	25,660	—	205,216	2
CHTG	860	—	—	—

	$266,024	2	$511,278	5

The foregoing acquisitions were conducted under normal commercial terms.

25. COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2006, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of buildings of $2,242,556 thousand.

b.    Acquisitions of telecommunications equipment of $18,520,835 thousand.

c.    Unused letters of credit of approximately $3,085,985 thousand.

d.    Contracts to print billing, envelops and telephone directories of approximately $256,796 thousand.

e.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
The six months ended December 31, 2006	$671,616
2007	1,015,318
2008	687,263
2009	419,980
2010 and thereafter	284,918

f. A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g. A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

h. A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of August 11, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

i. On June 2, 2006, the Company’s board of directors approved an investment plan to purchase more than 50% of the common stocks issued from CHIEF Telecom Co., Ltd. However, a formalized purchase contract has not been signed by the Company as of August 11, 2006.

26. FAIR VALUE OF FINANCIAL INSTRUMENTS

a. Fair value of financial instruments were as follows:

	June 30
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$63,206,044	$63,206,044	$51,393,824	$51,393,824
Available-for-sale financial assets	15,956,060	15,956,060	14,518,307	14,518,307
Trade notes and accounts receivable, net	11,554,156	11,554,156	12,605,536	12,605,536
Other current monetary assets	5,144,291	5,144,291	1,752,041	1,752,041
Investments accounted for using equity method	1,482,548	1,679,484	1,493,175	1,717,781
Financial assets carried at cost	1,866,280	1,866,280	2,605,956	2,605,956
Other noncurrent monetary assets	2,000,000	2,000,000	2,000,000	2,000,000
Refundable deposits	1,557,287	1,557,287	1,354,325	1,354,325
Liabilities
Trade notes and accounts payable	7,720,937	7,720,937	10,569,719	10,569,719
Accrued expenses	14,646,373	14,646,373	12,645,154	12,645,154
Dividend payable	40,659,617	40,659,617	45,344,307	45,344,307
Current portion of long-term loans	300,000	300,000	200,000	200,000
Long-term loans	—	—	300,000	300,000
Customers’ deposits	6,878,193	6,878,193	5,721,911	5,721,911

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (SFAS No. 34) and the related information refers to the Note 3 to the financial statements.

b. Methods and assumptions used in the determination of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. This method does not apply to the financial instruments discussed in notes 2, 3, and 4 below.

2)	If the available-for-sale financial assets have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

4)	Long-term loans (including current portion). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

c. Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Assets
Available-for-sale financial assets	$15,956,060	$14,518,307	$—	$—

d. Information about financial risks

1)	Market risk

The financial instruments categorized as available—for—sale financial assets are mainly list stocks and open-end bond mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. Contracts with positive fair values at the balance sheet date are evaluated for credit risk. In order to manage this risk, the Company conducts transactions only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

3)	Liquidation risk

The financial instruments categorized as available - for - sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

27. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a. Financing provided: None.

b. Endorsement/guarantee provided: None.

c. Marketable securities held: Please see Table 1.

d. Marketable securities acquired and disposed of at costs or prices at least $100 million or 20%of the paid-in capital: Please see Table 2.

e. Acquisition of individual real estate at costs of at least $100 million or 20%of the paid-in capital: Please see Table 3.

f. Disposal of individual real estate at prices of at least $100 million or 20%of the paid-in capital: None.

g. Total purchase from or sale to related parties amounting to at least $100 million or 20%of the paid-in capital: None.

h. Receivables from related parties amounting to $100 million or 20%of the paid-in capital: None.

i. Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 4.

j. Financial transactions: Please see Note 26.

k. Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity method investee	Long-term investments - equity method	98,000	$963,922	49	$963,922	Note 1
		Taiwan International Standard Electronics	Equity method investee	Long-term investments - equity method	1,760	518,626	40	715,562	Note 1
		New Prospect Investments Holdings Ltd.	Subsidiary	Long-term investments - equity method	—	— (US$1)	100	— (US$1)	Notes 1,3
		Prime Asia Investments Group Ltd.	Subsidiary	Long-term investments - equity method	—	— (US$1)	100	— (US$1)	Notes 1,3
		Taipei Financial Center	—	Financial assets carried at cost	288,211	1,789,530	12	1,680,206	Note 2
		RPTI International	—	Financial assets carried at cost	9,234	71,500	12	105,974	Note 2
		Siemens Telecommunication Systems	—	Financial assets carried at cost	75	5,250	15	192,750	Note 2
		China Motor Corporation	—	Available-for-sale financial assets	273	8,126	—	8,873	Note 5
		KINPO Electronics, Inc.	—	Available-for-sale financial assets	292	3,822	—	3,577	Note 5
		D-Link Corporation	—	Available-for-sale financial assets	182	6,004	—	6,424	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	20	668	—	680	Note 5

		Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	—	Available-for-sale financial assets	72,139	1,000,000	—	1,006,868	Note 4
		JF (Taiwan) Taiwan Bond Fund	—	Available-for-sale financial assets	66,450	1,000,000	—	1,006,891	Note 4
		Dresdner Bond DAM Fund	—	Available-for-sale financial assets	70,008	800,000	—	805,566	Note 4
		Invesco ROC Bond Fund	—	Available-for-sale financial assets	29,061	426,463	—	429,099	Note 4
		ABN AMRO Bond Fund	—	Available-for-sale financial assets	60,579	900,000	—	906,458	Note 4
		ABN AMRO Select Bond Fund	—	Available-for-sale financial assets	89,476	1,000,000	—	1,007,104	Note 4
		HSBC Taiwan Dragon Fund	—	Available-for-sale financial assets	13,147	200,000	—	201,256	Note 4
		FUBON Ju-I III Fund	—	Available-for-sale financial assets	41,413	500,000	—	502,944	Note 4
		Shinkong Chi-Shin Fund	—	Available-for-sale financial assets	77,829	1,100,000	—	1,107,503	Note 4
		NITC Bond Fund	—	Available-for-sale financial assets	12,326	2,000,000	—	2,014,175	Note 4
		Barits Bond Fund	—	Available-for-sale financial assets	40,857	490,000	—	493,093	Note 4
		Taishin Lucky Fund	—	Available-for-sale financial assets	9,881	100,000	—	100,653	Note 4
		TIIM High Yield Fund	—	Available-for-sale financial assets	47,451	579,555	—	584,828	Note 4
		NITC Taiwan Bond Fund	—	Available-for-sale financial assets	14,385	200,000	—	201,283	Note 4
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	13,867	200,000	—	201,287	Note 4
		Jih Sun Bond Fund	—	Available-for-sale financial assets	14,847	200,000	—	201,247	Note 4
		Fuh-Hwa YouLi Fund	—	Available-for-sale financial assets	16,345	200,000	—	201,295	Note 4
		Fuh-Hwa Heirloom No. 2 Balance Fund	—	Available-for-sale financial assets	17,659	240,000	—	243,818	Note 4
		HSBC Taiwan Safe & Rich Fund	—	Available-for-sale financial assets	6,637	110,000	—	117,216	Note 4
		HSBC Global Balanced Select Fund	—	Available-for-sale financial assets	7,046	80,000	—	79,724	Note 4
		AIG Flagship Global Balance Fund of Funds	—	Available-for-sale financial assets	4,274	50,000	—	49,060	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		ING CHB Tri-Gold Balanced Portfolio	—	Available-for-sale financial assets	8,143	$100,000	—	$99,186	Note 4
		Fuh-Hwa Albatross Fund	—	Available-for-sale financial assets	11,679	130,000	—	130,938	Note 4
		Fuhwa Atex Bond Fund	—	Available-for-sale financial assets	25,752	300,000	—	301,978	Note 4
		Fubon Global Reit Fund	—	Available-for-sale financial assets	15,000	150,000	—	161,100	Note 4
		Jih Sun Navigation No. 1 Fund	—	Available-for-sale financial assets	5,000	50,050	—	53,750	Note 4
		HSBC Trinity Balanced Fund	—	Available-for-sale financial assets	16,101	161,010	—	169,420	Note 4
		JF (Taiwan) Pacific Balanced Fund	—	Available-for-sale financial assets	10,000	100,000	—	101,257	Note 4
		Polaris Global Reits Fund	—	Available-for-sale financial assets	10,000	104,500	—	111,900	Note 4
		JF (Taiwan) Global Balance Fund	—	Available-for-sale financial assets	15,108	170,000	—	173,012	Note 4
		JF (Taiwan) Wealth Management Fund	—	Available-for-sale financial assets	9,362	100,000	—	104,497	Note 4
		Shinkong Strategy Balanced Fund	—	Available-for-sale financial assets	14,069	150,000	—	155,290	Note 4
		Fuh-Hua Home Run Fund	—	Available-for-sale financial assets	9,977	100,000	—	100,973	Note 4
		Fuh-Hua Total Return Fund	—	Available-for-sale financial assets	9,872	100,000	—	102,270	Note 4
		Fuh-Hua Elite Angel Fund	—	Available-for-sale financial assets	947	10,000	—	10,085	Note 4
		PCA Quality-Quantity Fund	—	Available-for-sale financial assets	4,514	50,000	—	48,360	Note 4
		Fubon No. 1	—	Available-for-sale financial assets	10,000	100,000	—	114,300	Note 4
		Fiedelity Euro Bond Fund	—	Available-for-sale financial assets	669	322,166	—	329,176	Note 4
		Credit Suisse BF (Lux) Euro Bond Fund	—	Available-for-sale financial assets	24	357,515	—	364,432	Note 4
		Fidelity European Highyield Fund	—	Available-for-sale financial assets	1,359	509,404	—	546,843	Note 4
		Parvest European Convertible Bond Fund	—	Available-for-sale financial assets	41	200,373	—	207,017	Note 4
		MFS Emerging Market Debt Fund	—	Available-for-sale financial assets	622	354,450	—	362,185	Note 4
		GAM USD Special Bond Fund	—	Available-for-sale financial assets	25	353,540	—	360,533	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	428	161,875	—	161,832	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	374	200,373	—	204,804	Note 4
1	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Long-term investments - equity method	60,000	634,605	100	634,605	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Long-term investments - equity method	6,000	86,805	100	86,805	Note 2
		Chunghwa Precision Test Technical Co., Ltd.	Subsidiary	Long-term investments - equity method	6,000	79,636	60	79,636	Note 2
		Chunghwa Investment Holding Company	Subsidiary	Long-term investments - equity method	589	7,029	100	7,029	Note 2
		PandaMonium Company	Equity method investee	Long-term investments - equity method	602	19,951	43	19,951	Note 2
		Wayia Com Inc.	—	Financial assets carried at cost	4,000	40,000	19	16,371	Note 2
		TVbean Co., Ltd. Wayia Com Inc.	—	Financial assets carried at cost	1,200	12,000	6	12,608	Note 2
		Vantech Software Company	—	Financial assets carried at cost	1,223	12,960	7	15,104	Note 2
		Digimax Production Center	—	Financial assets carried at cost	2,000	60,000	5	14,904	Note 2
		Crystal Media Incorporation	—	Prepayments for stock	1,000	15,000	—	15,000	Note 7

		Beneficiary certification (mutual fund)
		Fuhwa Bond Fund	—	Financial assets held for trading	4,473	56,493	—	56,811	Note 4
		Fuhwa Atex Bond Fund	—	Financial assets held for trading	5,492	64,066	—	64,398	Note 4
		Home Ren Bond Fund	—	Financial assets held for trading	2,076	31,609	—	31,811	Note 4
		PCA Bond Fund	—	Financial assets held for trading	1,132	17,364	—	17,473	Note 4
		Polaris De-Bao Fund	—	Financial assets held for trading	2,899	31,699	—	31,902	Note 4
		Mega Diamond Bond Fund	—	Financial assets held for trading	3,600	40,866	—	41,133	Note 4
		NITC Bond Fund	—	Financial assets held for trading	124	20,137	—	20,276	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2006				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		JF (Taiwan) Bond Fund	—	Financial assets held for trading	1,663	$25,028	—	$25,194	Note 4
		Cash Reserves Capital fund	—	Financial assets held for trading	3,489	40,352	—	40,637	Note 4
		Safe Income Capital Fund	—	Financial assets held for trading	1,514	22,193	—	22,370	Note 4
		Grand Cathay Bond Fund	—	Financial assets held for trading	5,650	72,495	—	72,689	Note 4
		Jih Sun Bond Fund	—	Financial assets held for trading	3,146	42,575	—	42,645	Note 4
		Cathay Bond Fund	—	Financial assets held for trading	2,619	30,000	—	30,002	Note 4
		KGI Victory Fund	—	Financial assets held for trading	1,873	20,000	—	20,001	Note 4
		Jih Sun Navigation No. 1 Fund	—	Financial assets held for trading	935	10,010	—	10,056	Note 4
		HSBC New Japan Fund of Fund	—	Financial assets held for trading	3,006	30,000	—	28,707	Note 4
		SinoPac Global Fixed Income Portfolio Fund	—	Financial assets held for trading	2,000	20,000	—	19,987	Note 4
		Cathay No. 1 REIT	—	Financial assets held for trading	5,000	50,000	—	52,250	Note 4
		94 Anshin Card 02A1	—	Financial assets held for trading	—	30,000	—	30,000	Note 4
2	Chunghwa System Integration Co., Ltd.	Beneficiary certification (mutual fund)
		Fuh-Hwa Bond Fund	—	Financial assets held for trading	3,239	42,604	—	42,885	Note 4
		Mega Diamond Bond Fund	—	Financial assets held for trading	4,405	50,004	—	50,330	Note 4
		Polaris Di-Po Fund	—	Financial assets held for trading	920	10,078	—	10,128	Note 4
		Jih Sun Bond Fund	—	Financial assets held for trading	1,850	25,000	—	25,082	Note 4
		Grand Cathay Bond Fund	—	Financial assets held for trading	4,056	52,025	—	52,174	Note 4
		Cathay Bond Fund	—	Financial assets held for trading	2,896	33,026	—	33,175	Note 4
		Cathay Global Aggressive Fund	—	Financial assets held for trading	3,000	30,060	—	30,270	Note 4
		Cathay No. 1 REIT	—	Financial assets held for trading	5,000	50,750	—	52,250	Note 4
		Fuhwa Advantage Bond Fund	—	Financial assets held for trading	4,844	50,000	—	50,166	Note 4
		The Increment Fund	—	Financial assets held for trading	2,064	31,000	—	31,190	Note 4
		94 Anshin Card 02A1	—	Financial assets held for trading	—	30,000	—	30,000	Note 4
		Fuh-Hua Albatross Fund	—	Financial assets held for trading	2,830	31,510	—	31,726	Note 4
		Cathay Fund	—	Financial assets held for trading	400	5,165	—	4,384	Note 4
		SinoPac Global Fixed Income Portfolio Fund	—	Financial assets held for trading	3,000	30,000	—	29,981	Note 4
3	Chunghwa Investment Holding Company	Common stock
		Donghua Telecom Co., Limited	Subsidiary	Long-term investments - equity method	4,590	7,091	100	7,091	Note 2

Note 1: The net asset values of unconsolidated companies were based on audited financial statements.

Note 2: The net asset values of unconsolidated companies were based on unaudited financial statements.

Note 3: New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006, but not on operating stage yet.

Note 4: The net asset values of beneficiary certification (mutual fund) were base on the net asset values as of June 30, 2006.

Note 5: Market value was based on the closing price of June 30, 2006.

Note 6: Available-for-sale financial assets and financial assets at fair value through profit and loss are showed as their original carrying amounts without the adjustments of fair values.

Note 7: Additional capital was raised for Chunghwa Investment Co., Ltd. in June 2006; however, the entity has not completed its registration process for the additional paid - in capital at the end of June 30,2006.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		ADAM Global Bond Fund	Available-for-sale financial assets	—	—	9,286	$100,000	—	$—	9,286	$98,888	$100,000	$(1,112)	$—	$—
		NITC Taiwan Bond Fund	Available-for-sale financial assets	—	—	—	—	14,385	200,000	—	—	—	—	14,385	200,000
		Prudential Financial Bond Fund	Available-for-sale financial assets	—	—	—	—	13,867	200,000	—	—	—	—	13,867	200,000
		Jih Sun Bond Fund	Available-for-sale financial assets	—	—	—	—	14,847	200,000	—	—	—	—	14,847	200,000
		INVESTCO ROC Bond Fund	Available-for-sale financial assets	—	—	45,998	675,000	—	—	16,937	250,000	248,537	1,463	29,061	426,463
		Fuh-Hwa YouLi Fund	Available-for-sale financial assets	—	—	—	—	16,345	200,000	—	—	—	—	16,345	200,000
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	—	—	351	192,600	271	161,850	—	—	—	—	622	354,450
		GAM USD Special Bond Fund	Available-for-sale financial assets	—	—	14	191,520	11	162,020	—	—	—	—	25	353,540
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	—	—	428	161,875	—	—	—	—	428	161,875
		Fuh-Hwa Heirloom No. 2 Balance Fund	Available-for-sale financial assets	—	—	—	—	17,659	240,000	—	—	—	—	17,659	240,000
		HSBC Taiwan Safe & Rich Fund	Available-for-sale financial assets	—	—	—	—	6,637	110,000	—	—	—	—	6,637	110,000
		ING CHB Tri-Gold Balanced Portfolio	Available-for-sale financial assets	—	—	—	—	8,143	100,000	—	—	—	—	8,143	100,000
		Fiedelity Zuro Bond Fund	Available-for-sale financial assets	—	—	1,256	604,960	—	—	587	280,897	282,794	(1,897)	669	322,166
		Credit Suisse BF (Lux) Euro Bond Fund	Available-for-sale financial assets	—	—	41	601,003	—	—	17	241,572	243,488	(1,916)	24	357,515
		Fidelity European Highyield Fund	Available-for-sale financial assets	—	—	539	193,500	820	315,904	—	—	—	—	1,359	509,404
		Pervext European Convertible Bond Fund	Available-for-sale financial assets	—	—	—	—	41	200,373	—	—	—	—	41	200,373
		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	—	—	374	200,373	—	—	—	—	374	200,373
		Yuanta Structured Principal Protected Private Placement	Available-for-sale financial assets noncurrent	—	—	50,000	500,000	—	—	50,000	473,666	500,000	(26,334)	—	—

1	Chunghwa Investment Co., Ltd.	Beneficiary certificates (mutual fund)
		Cathay Capital Income Growth Bond Fund	Financial assets held for trading	—	—	9,130	98,513	2,816	30,495	11,946	129,240	129,008	232	—	—

2	Chunghwa System Integration Co., Ltd.	Beneficiary certificates
		Cathay Bond Fund	Financial assets held for trading	—	—	5,179	58,953	6,394	72,914	8,677	98,967	98,841	126	2,896	33,026

Note 1: Available-for-sale financial assets and financial assets at fair value through profit and loss are showed as their original carrying amounts without the adjustments of fair values.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2006.2.17	$754,444	Paid	Steve Lin Architect and Associates	None	—	—	—	—	Bidding	New office	None
	Building	2006.3.13	178,880	Paid	Bank of Taiwan	None	—	—	—	—	Bidding	New office	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE SIX MONTHS ENDED JUNE 30, 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2006				Net Income (Loss) of the Investee		Recognized Gain (Loss)		Note
				June 30, 2006		December 31, 2005		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment	$980,000		$980,000		98,000	49	$963,922		$29,815		$14,609 (Note 1)		Equity- accounted investee
	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment	164,000		164,000		1,760	40	518,626		(138,922)		(13,927 (Note 2	) )	Equity- accounted investee
	New Prospect Investments Holdings Ltd.	British Virgin Islands	Investment	— (US$1 (Note 4	) )	—		—	100	— (US$1 (Note 1	) )	—		—		Subsidiary
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	— (US$1 (Note 4	) )	—		—	100	— (US$1 (Note 1	) )	—		—		Subsidiary
Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services	600,000		600,000		60,000	100	634,605		28,153		28,153 (Note 1)		Subsidiary
	Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services	204,271 (US$6,000 thousand	)	204,271 (US$6,000 thousand	)	6,000	100	86,805 (US$2,667 thousand	)	(13,468 (US$418 thousand	) )	(13,468 (Note 3	) )	Subsidiary
	Chunghwa Precision Test Technical Co., Ltd.	2F., No. 15, Gongye 3rd., Pingjhen City, Taoyuan County	Electronics parts manufacturing industry Computer and peripheral device manufacturing industry Data storage manufacturing industry	60,000		60,000		6,000	60	79,636		16,003		9,602 (Note 3)		Subsidiary
	Chunghwa Investment Holding Company	Brunei	Investment	20,000 (US$589 thousand	)	20,000 (US$589 thousand	)	589	100	7,029 (US$217 thousand	)	—		— (Note 3)		Subsidiary
	PandaMomum Company	British Virgin Islands	Develop PandaMomum project and provide multimedia services	20,000 ( thousand	¥65,094)	20,000 ( thousand	¥65,094)	602	43	19,951		—		— (Note 3)		Equity- accounted investee
Chunghwa Investment Holding Company	Donghua Telecom Co., Ltd.	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC), internet protocol virtual private network (IPVPN), and internet transit	20,000 (US$589 thousand	)	20,000 (US$589 thousand	)	4,590	100	7,091 (HK$1,691 thousand	)	—		— (Note 3)		Subsidiary

Note 1: The equity in net income (net loss) of unconsolidated companies was based on audited financial statements.

Note 2: The equity in net loss of an unconsolidated company amounted to $55,569 thousand was calculated from audited financial statements plus a gain on realized upstream transactions of $55,721 thousand less a gain on unrealized upstream transactions of $14,079 thousand.

Note 3: The equity in net income (net loss) of unconsolidated companies was based on unaudited financial statements.

Note 4: New Prospect Investments Holdings Ltd. and Prime Asia Investments Group Ltd. were incorporated in March 2006 but not on operating stage yet.

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements as of December 31, 2005 and

June 30, 2006 (Unaudited) and for Three Months and

Six Months Ended June 30, 2005 and 2006 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2005	June 30
ASSETS		2006	2006
	NT$	NT$	US$
		(Unaudited)	(Unaudited)
			(Note 3)
CURRENT ASSETS
Cash and cash equivalents	$41,891	$63,206	$1,955
Short-term investments	14,171	15,956	494
Trade notes and accounts receivable, net	12,839	11,554	357
Inventories, net	2,120	1,328	41
Prepaid expenses	1,149	2,905	90
Deferred income taxes	3,353	2,647	82
Other current assets	5,805	5,282	163

Total current assets	81,328	102,878	3,182

LONG-TERM INVESTMENTS	3,391	3,349	104

INVESTMENT IN PRIVATE MUTUAL FUND	481	—	—

PROPERTY, PLANT AND EQUIPMENT, NET	293,525	282,640	8,742

INTANGIBLE ASSETS
3G concession, net	9,732	9,358	290
Patents and computer software, net	184	173	5

Total intangible assets	9,916	9,531	295

OTHER ASSETS
Deferred income taxes, non-current	2,626	2,779	86
Other	3,901	4,267	132

Total other assets	6,527	7,046	218

TOTAL	$395,168	$405,444	$12,541

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade notes and accounts payable	$10,332	$7,721	$239
Income tax payable	997	6,791	210
Accrued expenses	16,010	15,098	467
Current portion of deferred income	1,486	1,505	47
Current portion of long-term loan	200	300	9
Dividend payable	—	40,660	1,258
Customers’ deposits	8,250	7,820	242
Other current liabilities	19,411	17,606	544

Total current liabilities	56,686	97,501	3,016

LONG-TERM LIABILITIES

Deferred income, net of current portion	10,147	9,762	302
Long-term loan, net of current portion	300	—	—
Accrued pension liabilities	—	368	11
Other	207	130	4

Total long-term liabilities	10,654	10,260	317

Total liabilities	67,340	107,761	3,333

COMMITMENTS AND CONTINGENT LIABILITIES (Notes 13 and 14)

STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.3) par value; preferred stock - NT$10 (US$0.3) par value; Authorized - 9,647,724,900 common shares at December 31, 2005; 12,000,000,000 common shares and 2 preferred shares at June 30, 2006; Issued and outstanding - 9,647,724,900 common shares at December 31, 2005, 9,455,724,900 common shares and 2 preferred shares at June 30, 2006	96,477	94,557	2,925
Stock dividend to be issued	—	2,121	66
Capital surplus	157,490	164,354	5,083
Retained earnings	73,864	36,429	1,127
Other comprehensive income	(3)	222	7

Total stockholders’ equity	327,828	297,683	9,208

TOTAL	$395,168	$405,444	$12,541

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended June 30			Six Months Ended June 30
	2005	2006	2006	2005	2006	2006
	NT$	NT$	US$	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)			(Note 3)
SERVICE REVENUES	$46,151	$46,384	$1,435	$90,698	$91,404	$2,827

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	15,290	16,209	501	29,611	32,124	994
Marketing, excluding depreciation and amortization	4,906	4,930	153	9,268	9,972	308
General and administrative, excluding depreciation and amortization	676	743	23	1,364	1,781	55
Research and development, excluding depreciation and amortization	660	733	23	1,259	1,382	43
Depreciation and amortization - costs of services	9,620	9,578	296	19,190	19,235	595
Depreciation and amortization - operating expenses	602	583	18	1,208	1,155	36

Total operating costs and expenses	31,754	32,776	1,014	61,900	65,649	2,031

INCOME FROM OPERATIONS	14,397	13,608	421	28,798	25,755	796

OTHER INCOME
Interest	134	181	6	216	314	10
Other income	899	764	23	1,640	1,429	44

Total other income	1,033	945	29	1,856	1,743	54

OTHER EXPENSES
Interest	—	1	—	1	1	—
Other expense	55	155	5	115	177	5

Total other expenses	55	156	5	116	178	5

INCOME BEFORE INCOME TAX	15,375	14,397	445	30,538	27,320	845
INCOME TAX	2,585	3,941	122	5,680	7,545	233

NET INCOME	$12,790	$10,456	$323	$24,858	$19,775	$612

NET INCOME PER SHARE	$1.30	$1.08	$0.03	$2.52	$2.03	$0.06

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,859,845,093	9,669,220,815	9,669,220,815	9,859,845,093	9,740,368,137	9,740,368,137

NET INCOME PER PRO FORMA EQUIVALENT ADS	$12.97	$10.81	$0.33	$25.21	$20.30	$0.63

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	985,984,509	966,922,082	966,922,082	985,984,509	974,036,814	974,036,814

COMPREHENSIVE INCOME
Net income	$12,790	$10,456	$323	$24,858	$19,775	$612
Cumulative translation adjustments	—	(1)	—	—	(1)	—
Unrealized gain on available-for-sale securities	—	226	7	—	226	7

Comprehensive income	$12,790	$10,681	$330	$24,858	$20,000	$619

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock				Retained Earnings				Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
	Common Shares	Amount	Stock Dividend	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2005 (IN NT$)	9,647,724,900	$96,477	$—	$157,490	$39,273	$2,680	$31,911	$73,864	$(3)	$—	$327,828

Additional capital contributed by government (unaudited)	—	—	—	23	—	—	—	—	—	—	23

Additional capital contributed by the MOTC through selling shares to employees at a discounted price (unaudited)	—	—	—	503	—	—	—	—	—	—	503

Employee stock bonus (unaudited)	—	—	230	1,151	—	—	—	—	—	—	1,381

Appropriations and distributions of 2005 earnings (unaudited):
Legal reserve	—	—	—	—	4,765	—	(4,765)	—	—	—	—
Special reserve	—	—	—	—	—		—	—	—	—	—
Cash dividends - NT$4.3 Per Share dividends declared	—	—	—	—	—	—	(40,660)	(40,660)	—	—	(40,660)
Stock dividends - NT$0.2 Per Share	—	—	1,891	9,456	—	—	(11,347)	(11,347)	—	—	—

Net income for the six months ended June 30, 2006 (unaudited)	—	—	—	—	—	—	19,775	19,775	—	—	19,775

Cumulative translation adjustment for foreign-currency investments in unconsolidated companies (unaudited)	—	—	—	—	—	—	—	—	(1)	—	(1)

Purchase treasury stock - 192,000 thousand shares (unaudited)	—	—	—	—	—	—	—	—	—	(11,392)	(11,392)

Cancellation treasury stock - 192,000 thousand shares (unaudited)	(192,000,000)	(1,920)	—	(4,269)	—	—	(5,203)	(5,203)	—	11,392	—

Unrealized gain on available-for-sale securities (unaudited)	—	—	—	—	—	—	—	—	226	—	226

BALANCE, JUNE 30, 2006 (IN NT$) (UNAUDITED)	9,455,724,900	$94,557	$2,121	$164,354	$44,038	$2,680	$(10,289)	$36,429	$222	$—	$297,683

BALANCE, JUNE 30, 2006 (IN US$) (UNAUDITED) (Note 3)	9,455,724,900	$2,925	$66	$5,083	$1,362	$83	$(318)	$1,127	$7	$—	$9,208

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Six Months Ended June 30
	2005	2006	2006
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$24,858	$19,775	$612
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	459	321	10
Depreciation and amortization	20,398	20,390	631
Net unrealized loss on short-term investments	26	—	—
Loss (gain) on sale of short-term investments	(80)	60	2
Loss on sale of long-term investments	—	7	—
Net loss on disposal of scrap inventories and property, plant and equipment	36	62	2
Equity in earnings of equity investees	(65)	(1)	—
Cash dividends received from equity investees	—	42	1
Stock compensation expenses for shares issued to employees at a discount	204	503	16
Employee stock bonus	—	1,381	43
Deferred income taxes	(40)	553	17
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	1,103	965	30
Inventories	(697)	881	27
Prepaid expenses	(2,678)	(1,756)	(54)
Other current assets	(270)	522	16
Other assets	(46)	(62)	(2)
Increase (decrease) in:
Trade notes and accounts payable	(3,717)	(2,700)	(84)
Income tax payable	669	5,794	179
Accrued expenses	(1,703)	(912)	(28)
Customers’ deposits	(764)	(430)	(13)
Other current liabilities	1,072	707	21
Accrued pension liabilities	(245)	368	11
Deferred income	(1,037)	(366)	(11)
Other liabilities	13	(77)	(2)

Net cash provided by operating activities	37,496	46,027	1,424

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	(17,352)	(2,987)	(92)
Proceeds from disposal of available-for-sale securities	12,003	1,842	57
Acquisitions of property, plant and equipment	(9,792)	(11,947)	(370)
Proceeds from disposal of property, plant and equipment	—	6	—
Acquisitions of patents and computer software	(43)	(57)	(2)

Net cash used in investing activities	(15,184)	(13,143)	(407)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Six Months Ended June 30
	2005	2006	2006
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	$(200)	$(200)	$(6)
Additional capital contributed by government	(1)	23	—
Purchase of treasury stock	—	(11,392)	(352)

Net cash used in financing activities	(201)	(11,569)	(358)

NET INCREASE IN CASH AND CASH EQUIVALENTS	22,111	21,315	659

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	29,283	41,891	1,296

CASH AND CASH EQUIVALENTS, END OF PERIOD	$51,394	$63,206	$1,955

SUPPLEMENTAL INFORMATION
Interest paid	$1	$1	$—

Income tax paid	$5,051	$78	$2

NON-CASH FINANCING ACTIVITIES
Dividends payable	$45,344	$40,660	$1,258

Current portion of long-term loans	$200	$300	$9

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to the Company’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of the Company and the privatization plan was completed. As of June 30, 2006 the MOTC owns 42.21% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and July 17, 2003, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, the Company maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, the Company is no longer required to follow the ROC government regulations for state-owned enterprises. The accompanying unaudited interim financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. The results for interim periods are not necessarily indicative of results for the full year. Accordingly, they do not include all of the information and footnotes required by US GAAP for the complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included.

The Company has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March, 2006. Both holding companies are operating as investment companies and the Company has 100% ownership right in an amount of US$1 in each holding company. As of June 30, 2006, the holding companies are subsidiaries of the Company and the financial statements of the holding companies are consolidated into the Company.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit and commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-Term Investments

Short-term investments including open-ended mutual funds, real estate investment trust funds and listed stocks are classified as available-for-sale securities. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of shareholders’ equity. Short-term investments bought and held principally for the purpose of selling them in the near term for generating profits were classified as trading securities and carried at fair value, with unrealized holding gains and losses recognized in earnings.

The credit linked investment is an interest-rate-risk financial instrument with an embedded derivative linked to credit risk in order to gain a higher rate of return. The hybrid financial instrument is remeasured at fair value with changes in fair value reported in earnings. As such, the Company does not bifurcate the embedded derivative from the host contract.

Valuation of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the service have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. The Company provides incentives to third party dealers which are payable when the end user enters into an airtime contract. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless (cellular and paging) and Internet and data services) are accrued, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Employee Stock Compensation

The MOTC made the Company’s employees an offer to purchase shares of common stock of the Company at a discount from the quoted market price. The Company records compensation expense as the difference between the fair value of common stock offered less the amount of the discounted price at the grant date.

Earnings Per Share

Per share data has been restated for all periods presented to reflect the declaration of the stock dividends.

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Other comprehensive income consists of cumulative translation adjustments and gain on available-for-sale securities and such amounts were (NT$1) million and NT$226 million for the periods presented. Under the ROC tax laws, income tax on gains derived from the securities transactions was ceased to be imposed with effect from January 1, 1990, at the same time, losses on securities transactions are no longer deductible from income derived from such transactions. As a result, no deferred income tax on unrealized gains or losses on available-for-sale securities has been recorded.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after January 1, 2006 and prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from previous period unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of the adoption of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

3. U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006, which was NT$32.33 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. CASH AND CASH EQUIVALENTS

	December 31, 2005	June 30, 2006
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$2,355	$4,220
Negotiable certificate of deposit	10,907	13,803
Commercial paper purchased	28,629	45,183

	$41,891	$63,206

5. SHORT-TERM INVESTMENTS

	December 31, 2005		June 30, 2006
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Available-for-sale securities
Open-end bond mutual fund	$13,959	$61	$15,822	$211
Real estate investment trust fund	104	4	114	14
Listed stock	73	4	20	1

	14,136	69	15,956	226
Credit linked investment	35	—	—	—

	$14,171	$69	$15,956	$226

The Company entered into a contract with Citibank Taiwan Branch (“Citibank”) to invest NT$35 million in a credit linked investment in October 2005. The Company will receive interest on a quarterly basis commencing from December 2005 through March 2007, the maturity date. In addition to the quarterly interest, Citibank will pay an additional amount based on the embedded credit derivate. The embedded credit derivate is linked to credit events of Quanta Display Inc., a Taiwan Stock Exchange listed company. The credit events include bankruptcy, failure to pay certain obligations, acceleration of obligations, repudiation, moratorium and restructuring. If a credit event occurs on any day prior to the maturity date, Citibank may at its option declare a credit event, designate a cash settlement date and pay the cash settlement amount equal to 30% of the outstanding contract amount to the Company in New Taiwan Dollars. The contract also granted a call provision to Citibank enabling it to early terminate the contract. Following the exercise of the call provision, the Bank shall pay the Company the terminated contract amount and any accrued interest.

The contract is accounted for as a hybrid financial instrument and remeasured at fair value at the balance sheet date and any gain or loss is charged to shareholder’s equity. On January 9, 2006, the Company sold the contract to a third party and recognized an investment loss of NT$0.2 million (unaudited).

6. LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31, 2005		June 30, 2006
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
	NT$		NT$
			(Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$950	49	$964	49
Taiwan International Standard Electronics (“TISE”)	575	40	519	40

	1,525		1,483

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	1,866		1,866

	$3,391		$3,349

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the six months ended June 30, 2005 and 2006, respectively.

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends of zero and NT$42 million (unaudited) were declared by TISE for the six months ended June 30, 2005 and 2006, respectively.

The Company evaluates the investments in TFC, RPTI and Siemens for impairment annually. There were no indicators of impairment noted for the six months ended June 30, 2005 and 2006, respectively. Dividends of NT$58 million (unaudited) and NT$29 million (unaudited) were declared by Siemens for the six months ended June 30, 2005 and 2006, respectively.

7. INVESTMENT IN PRIVATE PLACEMENT FUND

The Company invested NT$500 million in a private placement fund managed by First Global Investment Trust Company Limited (“FGIT”) from September 27, 2005 to September 28, 2008. FGIT, on-behalf of the Company, invested 95% of the total investment principle in a three-year structured time deposit issued by Far Eastern International Bank and invested the rest of the investment principal in a currency swap with Ta Chong Bank. The Company marks to market the private placement fund without distinguishing and presenting the underlying investment assets separately on its balance sheet. This is because the majority of the fair value of the private placement fund is generated from the three-year structured time deposit and the fair value of the currency swap is nominal. On June 28, 2006, the Company sold the private placement fund and recognized an investment loss of NT$7 million (unaudited).

8. LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2005	June 30, 2006
	NT$	NT$
		(Unaudited)
Loan from the Fixed–Line Fund	$500	$300
Less: Current portion of long-term loans	200	300

	$300	$—

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005.

As of June 30, 2006, the Company has unused credit line of approximately NT$33,729 million (unaudited), which are available for short-term and long-term borrowings.

9. STOCKHOLDERS’ EQUITY

Under the Revised Company’s Articles of Incorporation dated on May 30, 2006, the Company’s authorized capital is $120,000,000,020. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership in the Company falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. As of June 30, 2006, the MOTC has sold 2,460,432 thousand common shares in the form of ADS amounting to 246,043 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2005 and June 30, 2006, the outstanding ADSs were 246,043 thousand units, which equaled approximately 2,460,431 thousand common shares, and represented 26.02% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting.

If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the Company have been approved and resolved by the stockholders on May 30, 2006 as follows:

Amount
NT$
Legal reserve	$4,765
Cash dividends - NT$4.3 per share	40,660
Stock dividends - NT$0.2 per share	1,891
Employee bonus - cash	230
Employee bonus - stock	230
Remuneration to board of directors and supervisors	15

$47,791

10. TREASURY STOCK

In order to improve the Company’s financial condition and utilize excess funds, the Company acquired 192,000 thousand treasury shares for NT$11,392 million (unaudited) for the six months ended June 30, 2006. On June 30, 2006, the Company cancelled the treasury stock by reducing common stock of $1,920 million (unaudited), capital surplus of $4,269 million (unaudited) and retained earnings of $5,203 million (unaudited).

11. EMPLOYEE STOCK COMPENSATION

The MOTC provided employees with two stock purchase plans: The market discount plan and the par value plan. There were no market discount plan offerings during the period ended June 30, 2006.

Under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the year ended December 31, 2005 and for the six months ended June 30, 2006 were 4,126,928 shares and 10,411,955 shares, respectively. The MOTC received total proceeds of NT$41 million and NT$104 million (unaudited) for the year ended December 31, 2005 and for six months ended June 30, 2006, respectively, from these sales.

The Company recognized NT$204 million (unaudited) and NT$503 million (unaudited) as compensation expense for the discounted shares purchased by employees under the par value plan for the six months ended June 30, 2005 and June 30, 2006, respectively.

12. PENSION PLAN

Pension costs for the defined benefit plan amounted to NT$2,662 million (unaudited) and NT$1,679 million (unaudited) for the six months ended June 30, 2005 and 2006, respectively, and NT$1,332 million (unaudited) and NT$853 million (unaudited) for the three months ended June 30, 2005 and 2006, respectively. Pension costs for the defined contribution plan amounted to nil and NT$20 million (unaudited) for the six months ended June 30, 2005 and 2006, respectively, and nil and NT$12 million (unaudited) for the three months ended June 30, 2005 and 2006, respectively. The Company’s contributions to all retirement plans were NT$2,907 million (unaudited) and NT$872 million (unaudited) for the six months ended June 30, 2005 and 2006, respectively, and NT$870 million (unaudited) and NT$430 million (unaudited) for the three months ended June 30, 2005 and 2006, respectively.

The Company approved a Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily left the Company on March 31, 2006 to also receive benefit payments based on the respective original plan plus additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until March 31, 2006 was accounted for as special termination benefits. The Company recognized expense of NT$2,302 million (unaudited) for Program C as of June 30, 2006.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. After paying all pension obligations for privatization, the plan assets will be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. According to the instructions of MOTC, the Company has been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization. As of June 30, 2006 the remaining balance of funds to be disbursed to employees on behalf of the MOTC and transferred to Privatization Fund amounted to NT$501 million.

13. COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2006, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$2,243 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$18,521 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

June 30, 2006
NT$
(Unaudited)
Within the following year (July 1, 2006 to June 30, 2007)	$1,254
During the second year (July 1, 2007 to June 30, 2008)	803
During the third year (July 1, 2008 to June 30, 2009)	556
During the forth year (July 1, 2009 to June 30, 2010)	319
During the fifth year and thereafter (July 1, 2010 to thereafter.)	147

$3,079

As of June 30, 2006, the Company had unused letters of credit of NT$3,086 million (unaudited).

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996. Both contributions were accounted for by the Company as “other assets—other” on the Company’s balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

Although not specifically stated in the written agreements, the Company understands that (a) upon completion of the projects, the Company will receive a proportionate legal interest in the assets; or (b) if the projects are incomplete upon dissolution of the funds, the Company will receive its money back. No expiration or dissolution date is specified in the related documents.

On June 2, 2006, the Company’s board of directors approved an investment plan to purchase more than 50% of the common stocks issued from CHIEF Telecom Co., Ltd. However, a formalized purchase contract has not been signed by the Company as of August 11, 2006.

14. LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of August 11, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of June 30, 2006, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

15. INFORMATION ON FINANCIAL INSTRUMENTS

Non-derivative financial instruments are as follows:

	December 31, 2005		June 30, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$41,891	$41,891	$63,206	$63,206
Short-term investments	14,171	14,171	15,956	15,956
Long-term Investments for which it is:
- Practicable to estimate fair value	1,790	1,790	—	—
- Not practicable	76	—	1,866	—
Refundable deposits (included in “other assets - other”)	3,577	3,577	3,871	3,871
Liabilities
Customers’ deposits	8,250	7,049	7,820	6,653
Long-term loans (including current portion of long-term loans)	500	500	300	300

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents and short-term investments - the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments - the fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits - the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits - the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Long-term loans (including current portion) - the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

16. SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The operating segments are segregated as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular operations - the provision of cellular and related services;

•	Paging operations - the provision of paging and related services;

•	Internet and data operations - the provision of Internet access, lease line, and related services;

•	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a. Business segments:

As of and for the three months ended June 30, 2005 (unaudited)

	Fixed-line			Cellular Service	Paging	Internet and Data
	Local	DLD	ILD				All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$14,015	$3,341	$3,649	$18,512	$37	$13,880	$796	$54,230
Elimination of intersegment amount	(3,911)	(583)	—	(264)	—	(3,571)	(7)	(8,336)
US GAAP adjustments	328	(4)	(5)	(56)	—	1	(7)	257

Total service revenues from external customers	$10,432	$2,754	$3,644	$18,192	$37	$10,310	$782	$46,151

Operating costs and expenses, excluding
depreciation and amortization	$8,713	$1,155	$2,590	$8,702	$44	$6,437	$287	$27,928
Elimination of intersegment amount	(926)	(792)	(795)	(3,183)	(7)	(2,531)	(104)	(8,338)
US GAAP adjustments	319	6	13	51	—	89	(24)	454

	$8,106	$369	$1,808	$5,570	$37	$3,995	$159	20,044

Unallocated corporate amount								1,488

Total operating costs and expenses, excluding depreciation and amortization								$21,532

Depreciation and amortization	$4,857	$183	$190	$1,849	$71	$3,157	$(23)	$10,284
US GAAP adjustments	(51)	(2)	(3)	(16)	—	(27)	—	(99)

	$4,806	$181	$187	$1,833	$71	$3,130	$(23)	10,185

Unallocated corporate amount								37

Total depreciation and amortization								$10,222

Income from operations	$445	$2,003	$869	$7,961	$(78)	$4,286	$532	$16,018
Elimination of intersegment amount	(2,985)	209	795	2,919	7	(1,040)	97	2
US GAAP adjustments	60	(8)	(15)	(91)	—	(61)	17	(98)

	$(2,480)	$2,204	$1,649	$10,789	$(71)	$3,185	$646	15,922

Unallocated corporate amount								(1,525)

Total income from operations								$14,397

Segment income before income tax	$582	$2,060	$936	$8,177	$(78)	$4,424	$508	$16,609
Elimination of intersegment amount	(2,985)	209	795	2,919	7	(1,040)	97	2
US GAAP adjustments	178	(15)	(28)	(128)	—	(31)	(6)	(30)

	$(2,225)	$2,254	$1,703	$10,968	$(71)	$3,353	$599	16,581

Unallocated corporate amount								(1,206)

Total segment income before income tax								$15,375

As of and for the three months ended June 30, 2006 (unaudited)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$14,216	$3,112	$3,683	$19,020	$19	$14,762	$806	$55,618
Elimination of intersegment amount	(4,815)	(600)	—	(770)	—	(3,400)	(16)	(9,601)
US GAAP adjustments	332	12	24	9	—	—	(10)	367

Total service revenues from external customers	$9,733	$2,524	$3,707	$18,259	$19	$11,362	$780	$46,384

Operating costs and expenses, excluding
depreciation and amortization	$9,255	$1,168	$2,653	$8,999	$24	$6,687	$1,134	$29,920
Elimination of intersegment amount	(1,273)	(829)	(856)	(3,491)	(3)	(2,982)	(167)	(9,601)
US GAAP adjustments	925	(17)	46	170	—	583	137	1,844

	$8,907	$322	$1,843	$5,678	$21	$4,288	$1,104	22,163

Unallocated corporate amount								452

Total operating costs and expenses, excluding depreciation and amortization								$22,615

Depreciation and amortization	$4,518	$160	$145	$1,979	$1	$3,063	$355	$10,221
US GAAP adjustments	(43)	(2)	(2)	(16)	—	(26)	(1)	(90)

	$4,475	$158	$143	$1,963	$1	$3,037	$354	10,131

Unallocated corporate amount								30

Total depreciation and amortization								$10,161

(Continued)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Income from operations	$443	$1,784	$885	$8,042	$(6)	$5,012	$(683)	$15,477
Elimination of intersegment amount	(3,542)	229	856	2,721	3	(418)	151	—
US GAAP adjustments	(550)	31	(20)	(145)	—	(557)	(146)	(1,387)

	$(3,649)	$2,044	$1,721	$10,618	$(3)	$4,037	$(678)	14,090

Unallocated corporate amount								(482)

Total income from operations								$13,608

Segment income before income tax	$509	$1,827	$924	$8,232	$(6)	$5,127	$(714)	$15,899
Elimination of intersegment amount	(3,542)	229	856	2,721	3	(418)	151	—
US GAAP adjustments	(555)	(4)	(19)	(98)	(2)	(283)	(123)	(1,084)

	$(3,588)	$2,052	$1,761	$10,855	$(5)	$4,426	$(686)	14,815

Unallocated corporate amount								(418)

Total segment income before income tax								$14,397

(Concluded)

As of and for the six months ended June 30, 2005 (unaudited)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$27,885	$6,592	$7,229	$36,221	$80	$27,120	$1,278	$106,405
Elimination of intersegment amount	(7,873)	(1,157)	—	(565)	—	(6,735)	(7)	(16,337)
US GAAP adjustments	701	3	4	(64)	—	1	(15)	630

Total service revenues from external customers	$20,713	$5,438	$7,233	$35,592	$80	$20,386	$1,256	$90,698

Operating costs and expenses, excluding depreciation and amortization	$16,876	$2,324	$5,210	$16,568	$85	$12,470	$1,276	$54,809
Elimination of intersegment amount	(1,760)	(1,654)	(1,661)	(6,246)	(19)	(4,799)	(200)	(16,339)
US GAAP adjustments	674	15	30	101	1	222	16	1,059

	$15,790	$685	$3,579	$10,423	$67	$7,893	$1,092	39,529

Unallocated corporate amount								1,973

Total operating costs and expenses, excluding depreciation and amortization								$41,502

Depreciation and amortization	$9,691	$369	$341	$3,444	$142	$6,242	$299	$20,528
US GAAP adjustments	(103)	(4)	(6)	(32)	(1)	(53)	—	(199)

	$9,588	$365	$335	$3,412	$141	$6,189	$299	20,329

Unallocated corporate amount								69

Total depreciation and amortization								$20,398

Income from operations	$1,318	$3,899	$1,678	$16,209	$(147)	$8,408	$(297)	$31,068
Elimination of intersegment amount	(6,113)	497	1,661	5,681	19	(1,936)	193	2
US GAAP adjustments	130	(8)	(20)	(133)	—	(168)	(31)	(230)

	$(4,665)	$4,388	$3,319	$21,757	$(128)	$6,304	$(135)	30,840

Unallocated corporate amount								(2,042)

Total income from operations								$28,798

Segment income before income tax	$1,365	$4,004	$1,727	$16,593	$(148)	$8,598	$(344)	$31,795
Elimination of intersegment amount	(6,113)	497	1,661	5,681	19	(1,936)	193	2
US GAAP adjustments	528	(8)	(20)	(131)	1	(34)	(22)	314

	$(4,220)	$4,493	$3,368	$22,143	$(128)	$6,628	$(173)	32,111

Unallocated corporate amount								(1,573)

Total segment income before income tax								$30,538

As of and for the six months ended June 30, 2006 (unaudited)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$27,659	$6,132	$7,030	$37,506	$40	$30,015	$1,362	$109,744
Elimination of intersegment amount	(9,020)	(1,176)	—	(1,323)	—	(7,501)	(18)	(19,038)
US GAAP adjustments	655	21	24	16	—	1	(19)	698

Total service revenues from external customers	$19,294	$4,977	$7,054	$36,199	$40	$22,515	$1,325	$91,404

(Concluded)

	Fixed-line			Cellular Service		Internet and Data
	Local	DLD	ILD		Paging		All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Operating costs and expenses, excluding depreciation and amortization	$17,501	$2,373	$5,106	$18,013	$48	$13,120	$2,256	$58,417
Elimination of intersegment amount	(2,423)	(1,711)	(1,660)	(7,146)	(6)	(5,778)	(314)	(19,038)
US GAAP adjustments	2,844	39	119	419	3	953	327	4,704

	$17,922	$701	$3,565	$11,286	$45	$8,295	$2,269	44,083

Unallocated corporate amount								1,176

Total operating costs and expenses, excluding depreciation and amortization								$45,259

Depreciation and amortization	$9,085	$338	$302	$3,941	$2	$6,153	$703	$20,524
US GAAP adjustments	(123)	(4)	(5)	(34)	—	(54)	29	(191)

	$8,962	$334	$297	$3,907	$2	$6,099	$732	20,333

Unallocated corporate amount								57

Total depreciation and amortization								$20,390

Income from operations	$1,073	$3,421	$1,622	$15,552	$(10)	$10,742	$(1,597)	$30,803
Elimination of intersegment amount	(6,597)	535	1,660	5,823	6	(1,723)	296	—
US GAAP adjustments	(2,066)	(14)	(90)	(369)	(3)	(898)	(375)	(3,815)

	$(7,590)	$3,942	$3,192	$21,006	$(7)	$8,121	$(1,676)	26,988

Unallocated corporate amount								(1,233)

Total income from operations								$25,755

Segment income before income tax	$(41)	$3,509	$1,637	$15,718	$(11)	$10,513	$(1,790)	$29,535
Elimination of intersegment amount	(6,597)	535	1,660	5,823	6	(1,723)	296	—
US GAAP adjustments	(508)	(5)	(31)	(133)	(2)	(353)	(201)	(1,233)

	$(7,146)	$4,039	$3,266	$21,408	$(7)	$8,437	$(1,695)	28,302

Unallocated corporate amount								(982)

Total segment income before income tax								$27,320

(Concluded)

b.    Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly interconnection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2006	2005	2006
	NT$	NT$	NT$	NT$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Taiwan, ROC	$45,180	$45,470	$88,775	$89,514
Overseas	971	914	1,923	1,890

	$46,151	$46,384	$90,698	$91,404

c.    Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has a non-revenue generating office in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.01 million and NT$0.01 million (unaudited) at December 31, 2005 and June 30, 2006, respectively, are located in Taiwan, ROC.

Exhibit 3

Chunghwa Telecom Reports Operating Results for the First Half

and

Second Quarter of 2006:

Strong Results from Mobile and Internet & Data Businesses

Generate Strong Cash Flow

Taipei, Taiwan, R.O.C. August 31, 2006 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first half and second quarter of 2006. All figures were prepared in accordance with US GAAP.

Highlights:

-	Total revenue increased 0.8% from 1H05 to NT$91.4 billion

-	Internet and data service revenue increased 10.4% from 1H05

-	Cash flow from operations increased 22.8% from 1H05 to NT$46.0 billion

-	The number of ADSL subscribers increased 14.0% from June 30, 2005

-	Net income totaled NT$19.8 billion

-	Earnings per share (EPS) were NT$ 2.03, or NT$20.30 per ADS.

Revenues

Total revenues for the first half of 2006 rose by 0.8% from the same period last year to NT$91.4 billion, of which 34.2% was from fixed-line services, 39.6% from wireless services and 24.7% from Internet and data services. The increase in revenues was mainly driven by continued growth in the mobile and Internet and data businesses. Revenue from the mobile business grew 1.7% year-on-year and was primarily driven by an increase of postpaid subscriber numbers and value-added service revenue. Revenue from the Internet and data business increased 10.4% year-on-year, led by a continual increase in ADSL subscriber numbers and the effectiveness of the Company’s strategy to upgrade ADSL subscribers to higher speed services. Fixed line revenue decreased 6.2% year-on-year. Of this, local revenue decreased 6.9%, mainly due to mobile and broadband substitution. Domestic long distance revenue decreased 8.5% due to mobile substitution and market competition, and International long distance revenue decreased 2.5%, which was mainly a result of a decline in average usage fees due to various promotional campaigns.

Total revenues for the second quarter of 2006 was NT$46.4 billion, a 3% increase quarter-on-quarter. Of this, 34.4% was from fixed-line services, 39.4% from wireless services and 24.5% from Internet and data services.

Costs and expenses

Total operating costs and expenses increased 6.1% year-on-year to NT$65.6 billion in the first half of 2006. This was mainly caused by NT$2.3 billion of compensation expenses related to the early retirement program, NT$1.55 billion of employee bonuses and NT$1.21 billion of performance-based bonuses.

Total operating costs and expenses for the second quarter of 2006 were NT$32.8 billion, a slightly decrease of 0.3% quarter-on-quarter.

Although the compensation expense caused a one-time decline in net income, the headcount reduction is expected to benefit our future operation.

EBITDA and net income

EBITDA for the first half of 2006 decreased 6.2% year-on-year to NT$46.1 billion and the EBITDA margin decreased 37ppt year-on-year to 50.5%. Net income for the first half of 2006 decreased 20.4% year-on-year to NT$19.8 billion, representing a net margin of 21.6% compared to 27.4% in the same period last year.

The decline in net income for the first half of 2006 was mainly due to the previously mentioned compensation expense relating to the early retirement program.

Cash Flows

Cash flow from operations maintained its strong growth, increasing 22.8% to NT$46.0 billion for the first half of 2006, compared to NT$37.5 billion for the same period in 2005. As of June 30, 2006, the Company’s cash and cash equivalents totaled NT$63.2 billion.

Businesses Performance Highlights

Internet and Data Services

■	Internet and data revenue for the first half of 2006 was NT$22.5 billion, a 10.4% increase year-on-year. Internet and data revenue in the second quarter was NT$11.4 billion, a 1.9% increase quarter-on-quarter.

■	The Company added 44,531 new HiNet subscribers in the second quarter to bring the total Internet subscriptions to 4.22mn at the end of June 2006, which was a solid increase from 3.97mn a year earlier.

■	ADSL subscribers increased, with 72,705 new customers added in the second quarter. At the end of June 2006, the Company had 3.83mn total ADSL subscribers, which is an increase of 14.0% year-on-year.

Mobile Services

■	For the first half of 2006, mobile revenues grew by 1.7% year-on year to NT$36.2 billon. For the second quarter of 2006, mobile revenue was NT$18.3 billion, which was an increase of 1.8% quarter-on-quarter.

■	At the end of June 2006, the Company had 8.29mn mobile subscribers, with post-paid subscribers growing at 3.9% year-on-year in the first half. Chunghwa remains the leading mobile operator in Taiwan in terms of both 2G revenue and 2G subscriber market share with 35.3% and 40.7% respectively as of the end of June 2006.

Fixed-line Services

■	Fixed-line revenues for the first half of 2006 were NT$31.3 billion, a decrease of 6.2% year-on-year. Fixed-line revenue grew 3.9% quarter-on-quarter to NT$16.0 billion in the second quarter.

■	As of the end of June 2006, the number of fixed-line subscribers totaled 13.2mn.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this presentation contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this presentation were prepared and published in accordance with US GAAP. Investors are cautioned that there are many differences between US GAAP and ROC GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press release reflect the current belief of Chunghwa Telecom as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw